SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Thorne Healthtech, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

885260 109

(CUSIP Number)

October 16, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of the section of the Act but shall be subject to all other provisions of that Act (however, see the Notes).

CUSIP No. 885260 109

1	NAMES OF REPORTING PERSONS Kirin Holdings Company, Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Japan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

This Amendment No. 2 to the Schedule 13G (“Amendment No. 2”) relating to Thorne Healthtech, Inc., a Delaware corporation (the “Issuer”), is being filed on behalf of the undersigned to amend the Schedule 13G filed with the Securities and Exchange Commission on February 14, 2023, as amended (the “Schedule 13G”). This Amendment No. 2 is the final amendment to the Schedule 13G and is an exit filing.

Item 1.

(a)	Name of Issuer:

Thorne Healthtech, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

152 W 57th Street, New York, NY 10019

Item 2.

(a)	Name of Person Filing:

Kirin Holdings Company, Limited

(b)	Address of Principal Business Office or, if none, Residence

Nakano Central Park South, 4-10-2 Nakano, Nakano-ku, Tokyo 164-0001, Japan

(c)	Citizenship:

Japan

(d)	Title of Class of Securities:

common stock, par value $0.01 per share

(e)	CUSIP Number:

885260 109

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.	Ownership

The information required by Items 4(a)—(c) is set forth in Rows 5-9 and 11 of the cover page for the Reporting Person and is incorporated herein by reference.

On August 27, 2023, the Issuer entered into an Agreement and Plan of Merger with Healthspan Buyer, LLC and Healthspan Merger Sub, Inc. (“Purchaser”) pursuant to which Purchaser commenced a tender offer (the “Offer”) to purchase all of the issued and outstanding shares of common stock of the Issuer, $0.01 par value per share (the “Company Capital Stock”). Following the expiration time of the Offer, Purchaser accepted the Company Capital Stock validly tendered pursuant to the Offer at a purchase price of $10.20 per share in cash, without interest and subject to applicable withholding taxes. As a result, as of October 16, 2023, the Reporting Person is no longer the beneficial owner of any securities of the Issuer.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 2, 2023

KIRIN HOLDINGS COMPANY, LIMITED

By:	/s/ Takeshi Minakata
Name: Takeshi Minakata
Title: Director, Senior Executive Officer